UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	25 November 2016

Release Number	26/16

SAMARCO FUNDING

BHP Billiton has approved further financial support for Samarco.

The amount of US$181 million has been approved to fund the remediation and compensation programs identified under the Framework Agreement (Agreement) which the Renova Foundation governs and oversees. This amount of US$181 million will be offset against the Group’s provision of US$1.2 billion, recognised as at 30 June 2016.

In addition, a short-term facility of up to US$115 million will be made available to Samarco to carry out remediation and stabilisation work and to support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones. The short-term facility allows BHP Billiton Brasil to preserve the value of its investment as options for restart continue to be assessed.

A restart of Samarco operations is important for Samarco, BHP Billiton Brasil, Vale, the local communities and for the Brazilian economy. Restart will occur only if it is safe and economic to do so and the necessary approvals have been obtained from Brazilian authorities. BHP Billiton Brasil continues to work through options for restart with Vale and Samarco.

Note:

Samarco Mineração S.A. is jointly owned by BHP Billiton Brasil Ltda and Vale S.A. Our 50 per cent interest is accounted for as an equity accounted investment.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 7 3227 5816 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3935 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	November 25, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary